Exhibit 99.1

NEVADA GEOTHERMAL POWER, INC. RETAINS CRONUS CAPITAL MARKETS FOR STRATEGIC CONSULTING

Toronto, Ontario, January 7, 2008 (Market Wire)

Nevada Geothermal Power, Inc. (NGP: TSX-V) (NGLPF: OTCBB) has retained CCM Consulting, a division of Cronus Capital Markets (CCM) Inc., to assist the company with information-based strategies to increase market efficiencies and overall liquidity.

The services to be provided by CCM will include the production of various forms of research coverage through CCM Research (a division of Cronus Capital Markets), ongoing media coverage, web-based as well as live investor presentations, and distribution and dissemination of research reports. Nevada Geothermal Power, Inc. will be paying $42,500 for these services over the next 12 months.

There is no prior relationship between Nevada Geothermal Power, Inc. and CCM, nor is there any prior direct or indirect interest in Nevada Geothermal Power, Inc. or its securities, or any right to acquire such an interest on the part of CCM.

ABOUT NEVADA GEOTHERMAL POWER, INC.

Nevada Geothermal Power Inc. is a renewable energy company developing geothermal projects in the United States to provide electrical energy that is clean, efficient and sustainable. NGP currently owns 100% leasehold interest in four properties: Blue Mountain, Pumpernickel, Black Warrior, all located in Nevada and Crump Geyser in Oregon. These properties are at different levels of exploration and development. NGP estimates a potential of approximately 150 MW to over 200 MW from the current leaseholds enough power for 200,000 homes.

ABOUT CRONUS CAPITAL MARKETS

Cronus Capital Markets (www.cronuscapitalmarkets.com), with offices in Toronto and New York, assists companies in a wide variety of industries and emerging growth sectors by creating and executing information-based strategies to overcome market inefficiencies that are commonplace for the vast majority of public companies, such as share illiquidity and stagnant market capitalization. The head office of Cronus Capital Markets is located at Suite 206, 116 Spadina Avenue, Toronto, Ontario M5V 2K6.

The TSX Venture Exchange has neither approved nor disapproved the contents of the press release.

This Press Release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We have tried, whenever possible, to identify these forward-looking statements using words such as "anticipates," "believes," "estimates," "expects," "plans," "intends," "potential," and similar expressions. These statements reflect our current belief and are based upon currently available information. Accordingly, such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the Company's actual results, performance or achievements to differ materially from those expressed in or implied by such statements. We undertake no obligation to update or advise in the event of any change, addition, or alteration to the information catered in this Press Release including such forward-looking statements.

For further information,	Dianne Rudderham, Program Director, Cronus Capital Markets
please contact:	T:	416.368.3700 ext 223
	E:	rudderham@cronuscapitalmarkets.com